March 15, 2024	Mary C. Moynihan
MMoynihan@perkinscoie.com
D. +1.202.654.6254
F. +1.202.654.9697

VIA EMAIL

Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	WTI Fund XI, Inc.
Registration Statement on Form 10
File No. 000-56631

Dear Ms. Larkin

On March 1, 2024, you provided comments on the registration statement on Form 10 filed on February 1, 2024 for WTI Fund XI, Inc. (the “Fund”).  We have set forth our responses below.

Explanatory Note

1.	Comment: Please add the following bullet point:

•
The Fund will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated; below investment grade securities, which are often referred to as “junk” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

RESPONSE:  The Fund invests in fully secured fixed-rate loans.  As a result, we do not believe that the loans “have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.”  Accordingly, the Form 10 will not be revised to include the requested bullet.

2.
Comment: In the sixth bullet point, disclosure states that the Investment Manager has filed an application with the SEC on behalf of itself and certain of its affiliated persons seeking co-investment exemptive relief. Please advise us of the status of the exemptive application.

Lisa Larkin
March 15, 2024

RESPONSE:  On May 8, 2019, Westech Investment Advisors LLC (“Westech Advisors”), certain funds, and certain of their affiliates filed with the staff of the Securities and Exchange Commission (“SEC”) an application (“Application”) for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, to permit the Co-Investments, which might otherwise be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1.  As of the date hereof, the requested exemptive relief has not been granted.

3.	Comment: In the seventh bullet point, please revise “as defined herein” to identify the specific section where “Investment Period Rampdown Rate” is defined (e.g., “Conflicts of Interest”).

RESPONSE: The Form 10 will be revised to reference such specific section.

Page 1 – Item 1. Business

4.	Comment: Please tell us your plans for making a filing on Form N-54A.

RESPONSE:  It is anticipated that the Fund will make the BDC election by filing a Form N-54A shortly after the effective date of its registration statement.

5.
Comment:  In the section titled, “Ownership of the Fund,” disclosure describes a two-tier ownership structure where the Fund will be owned entirely by the Company, which is a private fund that is exempt from 1940 Act registration under section 3(c)(7).  Disclosure further states that the Fund has sold 100,000 shares to the Company and that such sale is the Fund’s one and only offering. In turn, the Company will offer and sell membership interests solely to persons that are both “accredited investors” and “qualified purchasers.” It appears that such investors would be eligible to purchase shares of the Fund directly. Please supplementally explain why the two-tier structure is necessary and on which provision of the 1940 Act the entities are relying on to create such structure.

RESPONSE:  The Fund is one of the approximately one-third of business development companies (“BDCs”) currently operating in the market that is organized as a private BDC.  This structure provides certain benefits that are preferred by the Fund’s institutional investors, including: (i) a capital commitment structure that allows capital to be called as investment opportunities arise; (ii) a defined term for the investment; (iii) regulatory simplicity; (iv) structural advantages for tax-exempt investors; and (v) pass-through tax treatment for tax-exempt investors.

Lisa Larkin
March 15, 2024

Because the Fund will be engaged exclusively in the business of investing in securities, the Fund would be an investment company as defined in Section 3(a)(1)(A) of the 1940 Act.   However, Section 3(c)(7)(A) of the 1940 Act excludes from the definition of “investment company” any issuer (i) the outstanding securities of which are owned exclusively by persons who, at the time of acquisition of such securities, are qualified purchasers, and (ii) which is not making and does not at that time propose to make a public offering of its securities.  The Fund would be eligible to rely on Section 3(c)(7) because (i) the Company would be a “qualified purchaser,” and (ii) the Fund does not propose to make a public offering of its securities.  An issuer that is entitled to rely on one of the exclusions in Section 3(c) – such as Section 3(c)(7) – is not an “investment company” for purposes of the other provisions of the 1940 Act, including the prohibitions in Section 7(a) of the 1940 Act, so the Fund would not be required to register as an investment company under the 1940 Act.  Nothing in the introductory language to Section 3(c) explicitly states, however, that an issuer which could rely on one of the exclusions is statutorily precluded from registering voluntarily as a BDC under the 1934 Act.

An entity relying on Section 3(c)(7) is subject to the cross-reference in that Section to the fund-of-funds prohibitions in Section 12(d)(1)(A)(i) of the 1940 Act.  Section 60 of the 1940 Act treats the BDC as if it were a registered closed-end investment company for purposes of Section 12.  Under Section 12(d)(1)(A)(i) a private investment company may not “purchase or otherwise acquire” more than 3 percent of the total outstanding voting stock of a registered investment company (“RIC”).  The Company acquired 100% of the outstanding voting stock of the BDC in the initial capitalization transaction.  At that point in time, the Company was in compliance with the exception in Paragraph (E) of Section 12(d)(1) in its acquisition of the BDC shares, insofar as it owned 100 percent of the BDC’s outstanding voting stock at the time of the acquisition in a transaction meeting the requirements of Section 12(d)(1)(E)(ii).

6.
Comment:  In the third sentence of the section titled, “Ownership of the Fund,” disclosure states, “The Managing Member is not registered with the SEC as an investment adviser in reliance on SEC staff guidance on the grounds that the Managing Member and its employees and persons acting on its behalf are subject to Westech Advisors’ supervision and control.” Disclosure on page 24 (Compensation Arrangements) and page 31 (The Investment Manager) further describes certain aspects of how management fees payable to Westech Advisors are calculated and involve components payable by the Fund and by the Company.

Lisa Larkin
March 15, 2024

a.
Please identify the “SEC staff guidance” on which the Managing Member relies and explain why such reliance is appropriate (e.g., “Response of the Office of Investment Adviser Regulation, Division of Investment Management to the American Bar Association, Business Law Section” dated Jan. 18, 2012, at https://www.sec.gov/divisions/investment/noaction/2012/aba011812.htm#P53 16 996 (the “2012 ABA Letter”)).

b.
Please clarify the disclosure regarding the calculation of the components and how those components result in the total management fee payable to Westech Advisors. For example, “Carried Interest” and “Company Management Fee” are referred to on page 24 but are not defined. Also, it is not clear whether the components include incentive fees and, if so, how they are calculated.

RESPONSE:  (a) The Managing Member relies on the position in the 2012 ABA Letter cited above, which in turn updates similar staff guidance in the 2005 ABA Letter cited in the 2012 ABA Letter (See American Bar Association Subcommittee on Private Investment Entities, SEC Staff Letter, dated Dec. 8, 2005, at https://www.sec.gov/divisions/investment/noaction/aba120805.htm). In essence, a registered adviser’s registration with the SEC covers special purpose vehicles (“SPV”) created by the registered adviser, subject to the following representations and undertakings (collectively, the “Conditions”):

i.	the investment adviser to a private fund establishes the SPV to act as the private fund’s general partner or managing member;
ii.	the SPV’s formation documents designate the investment adviser to manage the private fund’s assets;
iii.
all of the investment advisory activities of the SPV are subject to the Investment Advisers Act of 1940 (“Advisers Act”) and the rules thereunder, and the SPV is subject to examination by the Commission; and

iv.
the registered adviser subjects the SPV, its employees and persons acting on its behalf to the registered adviser’s supervision and control and, therefore, the SPV, all of its employees and the persons acting on its behalf are “persons associated with” the registered adviser (as defined in section 202(a)(17) of the Advisers Act).

Westech Advisors meets each of the Conditions.

(b) The disclosure in the Form 10 will be clarified as requested.  The components of the fees payable by the Fund and the Company, are (i) a management fee payable to the Investment Manager by each of the Fund and the Company and (ii) an incentive allocation (“Carried Interest”) payable by the Company to the Managing Member of the Company.

Lisa Larkin
March 15, 2024

Page 2 – Description of Business

7.
Comment:  In the first sentence, disclosure refers to “... amounts determined cumulatively over the life of the Fund.” Please add disclosure to explain what is meant by “determined cumulatively over the life of the Fund.”

RESPONSE:  On page 2, the Form 10 states that “Amounts that are determined cumulatively over the life of the Fund will be calculated from inception to the date of calculation.” Registrant believes that this information explains the meaning of “determined cumulatively over the life of the Fund.”

Page 5 – Diversification Standards

8.
Comment:  In the third sentence, disclosure states, “Commencing with the first capital call, the Investment Manager will seek to increase the diversification of the Fund’s portfolio so as to make it possible to meet the RIC diversification requirements, as described below.” Please tell us approximately when the first capital call will occur.

RESPONSE:   It is expected that the first capital call will occur in Q2 2024.

Page 5 - Stage of Development Guidelines

9.
Comment:  In the first sentence, the disclosure states that “The Investment Manager will seek to diversify the Fund’s portfolio based on the development stage of the companies in which it invests.” Please provide us with details of the expected percentage range of investments that may be allocated to each of the development stages and consider adding disclosure to clarify expectations.

RESPONSE: In the judgement of the Investment Manager, it is not possible to provide expected percentage ranges of investments that may be allocated to each of the development stages.  Determinations as to portfolio allocation will be made based on market conditions that are prevailing during the life of the Fund, which may include competitive factors, decisions on efficiency of capital during a market cycle, development of new technologies and financing innovation in the venture markets.  The Investment Manager will make these decisions in the best interests of shareholders at the time of investment and percentages may vary during the life of the Fund.  Since 2010, early or seed stage opportunities have comprised the highest percentage of deal activity, followed by emerging growth companies and mezzanine stage companies for funds managed by the Investment Manager. However, these percentages have varied over time and are dependent on a variety of conditions.

Lisa Larkin
March 15, 2024

Page 6 – Transaction Guidelines for Loans

10.	Comment: In the third bullet point, disclosure states that the loan is “securitized.” Please revise to state “secured.”

RESPONSE: The Form 10 will be revised as requested.

Page 6 – Special Situation Financing

11.	Comment: In the fourth sentence, disclosure refers to a “work-out arrangement.” Please explain this term using clear, concise language.

RESPONSE:  The Form 10 has been revised to delete the term “work-out arrangement”  and to make clear that the reference is to a restructuring of an outstanding debt obligation undertaken to allow a portfolio company to successfully complete a transaction that, in the judgement of the Investment Manager, will allow for maximum recovery of the outstanding indebtedness.

12.
Comment:  In the seventh sentence, disclosure states, “Special Situation Financings may be structured as senior debt, convertible debt, subordinated debt or other debt/equity structures.” If the Fund will hold a significant amount of covenant-lite loans, please revise your principal risk disclosure to include the heightened risks associated with covenant-lite loans.

RESPONSE: The Fund will not hold a significant amount of covenant-lite loans.

Page 8 – Other Investment Policies

13.
Comment:  In the second sentence, disclosure states that the Fund likely will invest “side by side with Fund X.” Please clarify that such investments are subject to exemptive relief, which has not yet been, and may not be, granted.

RESPONSE:  The Form 10 will be revised as requested.

Lisa Larkin
March 15, 2024

Page 9 – Regulation

14.
Comment:  In the fourth sentence of the third full paragraph, disclosure states, “The Investment Manager has filed an application with the SEC on behalf of itself and certain of its affiliated persons seeking an exemptive order from the relevant provisions of the 1940 Act and related rules thereunder. While seeking such exemptive relief, the ability of the Fund to co-invest with Prior Debt Fund Entities, as described herein, is subject to certain conditions (“Conditions”) with which the Prior Debt Fund Entities are currently complying, and with which the Fund and the Company will comply.” Please supplementally explain on what basis the Fund is permitted, even though the Fund is not yet covered by co-investment relief. Please also explain why it is necessary to obtain separate, future relief.

RESPONSE:  The Fund is relying on guidance from the office of the Chief Counsel of the SEC Division of Investment Management to co-invest subject to certain conditions. The ability to rely on such guidance included an undertaking to seek formal exemptive relief.

Page 19 – Illiquid and Long-Term Investment

15.
Comment:  In the fourth sentence, disclosure states, “The Fund’s period of existence will automatically expire on the tenth anniversary of the date of the first investment by the Fund (or, if earlier, the Company); however, the liquidation process might not be completed for a significant period after the Fund’s dissolution.” Please tell us supplementally whether the Fund will establish a liquidating trust as part of the liquidation process.

RESPONSE:  The Fund does not intend to create a liquidating trust as part of the liquidation process.  The Fund will distribute all of its assets upon liquidation to the Company.

Page 20 – Leverage

16.
Comment:  Beginning with the second sentence of the third paragraph, disclosure states the Fund may enter into a variety of hedging transactions to minimize risks associate with certain kinds of leverage. If the Fund intends to invest in total return swaps, please confirm to us that all provisions of the 1940 Act (specifically, sections 55, 59, and 61) and section 205 of the Investment Advisers Act of 1940 will be applied on a look-through basis consistent with this economic reality, and provide us with a detailed explanation regarding how these provisions will be applied.

RESPONSE: The Fund does not intend to invest in total return swaps.

Lisa Larkin
March 15, 2024

Page 21 – Conflicts of Interest

17.
Comment:  Disclosure in this section discusses certain conflicts of interest associated with various transactions in which the Fund may engage. Please clarify that the Fund may only engage in such transactions subject to the terms and conditions of exemptive relief. Please also clarify, as you did on page 20, which kind of relief applies (e.g., existing relief or relief sought but not yet granted).

RESPONSE:  The Form 10 will be revised as requested.

Page 36 – Recent Sales of Unregulated Securities

18.	Comment: Please change the heading to state “Unregistered” rather than “Unregulated.”

RESPONSE:  The Form 10 will be revised as requested.

Page 38 - Item 13. Financial Statements and Supplementary Data

19.
Comment:  The Fund has not included financial statements. Please file an amendment at least fifteen days prior to the effective date of the Form 10, and furnish all financial statements required by Regulation S-X and the supplementary financial information required by Item 302 of Regulation S-K.

RESPONSE: The amendment to be filed will include the audited financial statements required by Regulation S-X and the supplementary financial information required by Item 302 of Regulation S-K.  In reliance on CFO Letter 2020-01 and CFO Letter 2020-02, the financial statements are comprised of a statement of assets and liabilities and a statement of operations.

We hope that these responses adequately address your comments. If you have further questions or comments, please contact the undersigned at (202) 654-6254.

Very truly yours,

/s/ Mary C. Moynihan

Mary C. Moynihan